Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

ernexa therapeutics Inc.

Ernexa Therapeutics Inc. (the “Corporation”), a Delaware corporation, does hereby certify that:

1. The first sentence of Article IV of the restated certificate of incorporation is hereby amended and restated in its entirety to read as follows:

“The total number of shares of stock which the Corporation shall have authority to issue is 151,000,000 shares, of which 150,000,000 shares shall be Common Stock, par value $.005 per share, and 1,000,000 shall be Preferred Stock, par value $.005 per share.”

2. The amendment set forth in this Certificate of Amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed and acknowledged on June 2, 2025.

ERNEXA THERAPEUTICS INC.

/s/ Sanjeev Luther
Sanjeev Luther
President and Chief Executive Officer